05037383

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005 WASH. D.C.

SEC FILE NUMBER
8-16053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUSS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 HAYES STREET
(No. and Street)

NORWICH (City) NEW YORK (State) 13815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHERYL MOORE 1-888-394-0825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHERYL MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUSS SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Sheryl S Moore
Signature

PRESIDENT
Title

Cheryl L. Chin
Notary Public

Notarial Seal
Cheryl L. Chin, Notary Public
Clarks Summit Boro, Lackawanna County
My Commission Expires May 6, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUSS SERVICES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

TABLE OF CONTENTS

HUSS SERVICES, INC.

Page No.

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Huss Services, Inc.
Norwich, New York

We have audited the accompanying statements of financial condition of **HUSS SERVICES, INC.** as of December 31, 2004 and 2003, and the related statements of income and stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HUSS SERVICES, INC.** as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
650 James Street
Syracuse, New York
February 15, 2005

HUSS SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 22,291	$ 14,079
Deposits with clearing organization	27,313	27,248
Receivable from clearing organization	48,598	60,963
Prepaid expenses	3,246	2,770
Other assets	4,356	1,351
TOTAL ASSETS	$ 105,804	$ 106,411
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 51,083	$ 59,855
Total liabilities	51,083	59,855
STOCKHOLDERS' EQUITY		
Common stock, no par, 200 shares authorized, 75 shares issued and outstanding	6,000	6,000
Additional paid-in capital	48,721	48,721
Retained earnings (accumulated deficit)	--	(8,165)
TOTAL STOCKHOLDERS' EQUITY	54,721	46,556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 105,804	$ 106,411

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE		
Commissions	$ 154,237	$ 112,269
Interest and dividends	4,966	5,602
Service and quotation fee income	28,043	5,694
Total revenue	187,246	123,565
EXPENSES		
Commissions and floor brokerage	133,908	97,432
Other operating expenses	38,974	13,972
Total expenses	172,882	111,404
Net income before income taxes	14,364	12,161
PROVISION FOR INCOME TAXES	(204)	(100)
NET INCOME	$ 14,160	$ 12,061

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance January 1, 2003	$ 6,000	$ 48,721	$ (20,226)	$ 34,495
NET INCOME	--	--	12,061	12,061
Contributed capital	--	--	--	--
Distributions	--	--	--	--
BALANCE, DECEMBER 31, 2003	$ 6,000	$ 48,721	$ (8,165)	$ 46,556
Balance January 1, 2004	$ 6,000	$ 48,721	$ (8,165)	$ 46,556
NET INCOME	--	--	14,160	14,160
Contributed capital	--	--	--	--
Distributions	--	--	(5,995)	(5,995)
BALANCE, DECEMBER 31, 2004	$ 6,000	$ 48,721	$ --	$ 54,721

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,160	$ 12,061
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from brokers and dealers	12,365	(54,314)
Deposit with clearing organization	(65)	(71)
Prepaid expenses	(476)	(2,770)
Other assets	(3,005)	592
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	(8,772)	47,635
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,207	3,133
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution paid to stockholders	(5,995)	--
NET CASH USED IN FINANCING ACTIVITIES	(5,995)	--
NET INCREASE IN CASH	8,212	3,133
CASH AND CASH EQUIVALENT - BEGINNING OF YEAR	14,079	10,946
CASH AND CASH EQUIVALENT - END OF YEAR	$ 22,291	$ 14,079
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 70	$ 42
Taxes paid	$ 204	$ 100

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Huss Services, Inc. (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation. The business is located in Norwich, New York. The Company is registered with the states of New York, California, and Pennsylvania. The Company was previously registered with the State of Arkansas but has withdrawn effective December 2004.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporation, which resulted in a corporate level tax of $100 that is reflected in these financial statements.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Cash- Deposits With Clearing Organization

The Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As per the clearing agreement, the Company is required to maintain a minimum balance of $25,000 in a money market account with the clearing broker-dealer in the event that a customer fails to cover their transactions. At December 31, 2004 and 2003 the Company had $27,313 and $27,248, respectively segregated for this purpose.

NOTE 1 – (CONTINUED)

Securities Transactions

Customers' securities transactions with related commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions of the Company are also recorded on a settlement date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Securities Investors Protection Corp. protects the cash held at Pension Financial Services, Inc. and National Financial Services LLC. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2004 and 2003 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2004 and 2003, the Company had net capital of $46,127 and $41,608 which was $41,127 and $36,608 in excess of its required net capital of $5,000 for both 2004 and 2003. The Company's net capital ratio was 1.11 to 1 and 1.44 to 1 at December 31, 2004 and 2003, respectively.

NOTE 4 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

HUSS SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2004

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 54,721
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	$ 3,246	
Other assets	4,356	7,602
Net capital before haircuts on securities positions		47,119
Haircuts on money market funds [computed pursuant to rule 15c3-1(f)]		992
NET CAPITAL		$ 46,127
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 51,083
TOTAL AGGREGATE INDEBTEDNESS		$ 51,083
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 3,407
Minimum dollar net capital requirement of reporting broker-dealer		$ 5,000
Excess net capital		$ 41,127
Excess net capital at 1,500%		$ 42,720
Excess net capital at 1,000%		$ 41,019
Ratio: Aggregate indebtedness to net capital		1.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 46,127
NET CAPITAL PER ABOVE		$ 46,127

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Huss Services, Inc.
Norwich, New York

In planning and performing our audit of the financial statements and supplemental schedules of **HUSS SERVICES, INC.** (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Members of American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section

650 JAMES STREET, SYRACUSE, NEW YORK 13203
TEL (315) 472-1040 • FAX (315) 472-1099
www.grimaldicpa.com

2582 ERIE BOULEVARD EAST, SYRACUSE, NEW YORK 13224
TEL (315) 445-0123 • FAX (315) 449-2404
www.grimaldicpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, National Association of Securities, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
650 James Street
Syracuse, New York
February 15, 2005